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Accounting Group - Interpretations
Office of Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4546
Washington, D.C. 20549-4546

Re: Biopharma Manufacturing Solutions, Inc.
Registration Statement on Form S-1
Filed October 18, 2012
File No. 333-184494

History and Business

The Company provides a broad spectrum of specialized services to the biotechnology and pharmaceutical industries. The Company was incorporated in the State of Delaware in April 2011, and was formerly known as Beachwood Acquisition Corporation.

In August 2011, the Company implemented a change of control by issuing shares to new shareholders, redeeming shares of existing shareholders, electing new officers and directors and accepting the resignations of its then existing officers and directors. At that time, the shareholders of the Company and its board of directors also unanimously approved the change of the Company's name from Beachwood Acquisition Corporation to BioPharma Manufacturing Solutions.

On October 11, 2012, the Company acquired BioPharmaceutical Process Engineering and Consulting Services ("BPECS"), a component of GMR Engineering Inc. ("GMR"), in a stock-for-assets transaction (the "Acquisition"). BPECS consists of the components of GMR which comprise its consulting, design and engineering services, but does not include GMR's manufacturing components or equipment. GMR was incorporated in the State of California in June 1996 to engage in professional practice in automated process control and instrumentation systems in the pharmaceutical industry. Prior to the Acquisition, the Company had no ongoing business or operations and was established for the purpose of completing a business combination with a target company, such as BPECS. As a result of the Acquisition, the Company acquired the operations and business of BPECS. While the Company has taken over the business and operations of BPECS, GMR remains a separate entity with its own independent business and operations. The purpose of the Acquisition was to facilitate and prepare BPECS, as part of the Company, for a registration statement and/or public offering of securities.

The Company provides technology transfer and scale-up, project management, process design, value engineering, process automation and process validation consulting services to biotechnology and pharmaceutical manufacturers in the life sciences industry. The Company assists its clients in all phases of biopharmaceutical project lifecycle from concept, risk assessment and design through installation, validation and Food and Drug Administration ("FDA") approval.

In a typical situation, the Company would assist its clients with technical transfer and scale-up of the process used to manufacture a development stage or FDA approved medicine. Once the process design and risk assessment is complete, the Company would then design and/or procure the requisite manufacturing equipment needed to produce the medicine. Upon completion and receipt of equipment, the Company would manage installation of procured equipment and the critical utilities required to support this equipment. After installation, the Company would then assist its clients in the qualification and validation of the installed equipment, critical utilities and automation/electronic reporting systems. Subsequently, the Company would provide technical support for the conformance runs and process validation of the completed biopharmaceutical process and facility leading up to FDA submission. Finally, the Company also provides follow-up technical services to help its clients address any relevant FDA post-submission questions.

The Company (having acquired the BPECS portion of GMR) has a 16-year successful business track record in delivering turnkey, fast-track, on-time, on-budget quality manufacturing processes. The Company is a valuable long-term partner with its clients in being able to provide legacy and after-market lifecycle support services for FDA-approved biopharmaceutical processes and facilities. The Company also provides technical assistance in helping its clients resolve CAPA, FDA 483 and Warning Letter issues related to the manufacturing of their products. For example, the Company provides reliable, secure and efficient automated manufacturing processes and data collection/retrieval systems designed to reduce the risk of non-compliance, and in addition, the Company provides the analytical expertise to help its clients determine root causes of compliance failure, and then correct and prevent any future non-compliance issues that might arise in the lifecycle of a typical biopharmaceutical process and facility.

Timing Considerations

The Company is in the process of answering comments it has received from the Commission on Form S-1 originally filed on October 18, 2012. As part of the process, the Company is seeking accommodation to provide statements of revenue and direct expenses for BPECS in lieu of full financial statements required by Rule 8-04 of Regulation S-X.

Analysis and Conclusion

The Registrant's acquisition of BPECS from GMR Engineering was determined to be a carve-out due to two significant factors. The acquisition consisted of selected parts of GMR Engineering; specifically the process engineering services, which focuses on engineering consulting and technical advisory services. GMR Engineering (the Seller) retained significant operating assets and thus including the financial statements of the larger entity of which BPECS was a part of, was determined by management to be misleading or uninformative. As such, the carve-out financial statements, specifically the statements of revenues and direct expenses were audited and included in the registration statement.

In accordance with SAB Topic 1B1, management seeks CF-OCA accommodation and waiver to include the statements of revenues and direct expenses in its registration on form S-1.

BIOPHARMACEUTICAL PROCESS ENGINEERING AND CONSULTING SERVICES
CARVE-OUT STATEMENTS OF REVENUES AND DIRECT EXPENSES

	Three Months ended June 30,		Six Months ended June 30,	
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)	
Revenues - net	$ 24,985	$ 24,186	$ 198,817	$ 83,153
Operating expenses:				
Salaries	29,050	22,400	82,640	45,590
General and administrative expenses	6,329	1,047	11,278	4,933
Total operating expenses	35,379	23,447	93,918	50,523
Operating income	(10,394)	739	104,899	32,630
Income taxes	-	-	-	-
Net income	$ (10,394)	$ 739	$ 104,899	$ 32,630

BIOPHARMACEUTICAL PROCESS ENGINEERING AND CONSULTING SERVICES
CARVE-OUT STATEMENTS OF REVENUES AND DIRECT EXPENSES

	Three months ended March 31,		Years ended December 31,	
	2012	2011	2011	2010
	(Unaudited)			
Revenues - net	$ 173,832	$ 58,967	$ 263,458	$ 269,857
Operating expenses:				
Salaries	53,590	23,190	147,455	171,239
General and administrative expenses	4,949	3,886	22,821	26,913
Total operating expenses	58,539	27,076	170,276	198,152
Operating income	115,293	31,891	93,182	71,705
Income taxes	-	-	-	-
Net income	$ 115,293	$ 31,891	$ 93,182	$ 71,705

You may contact Gary Riccio, Chief Executive Officer and Principal Financial Officer, at 562-244-9785 or email to griccio@gmrengineering.com, if you have any questions regarding this request for accommodation.

Sincerely,

/s/ Gary Riccio   3/1/13

Chief Executive Officer and Principal Financial Officer